FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 9 September 2004
Commission File Number 0-30358

ebookers plc

(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b):

Not applicable.

Enclosures:

NEWS RELEASE - Statement 9 September 2004 re: Press Speculation	3 Pages

For immediate release

ebookers plc

London, September 9, 2004. ebookers plc (Nasdaq: EBKR, LSE: EBR) .

The Board of ebookers plc (“ebookers” or the “Company”) has noted the recent press speculation and movement in its share price.

Following recent approaches which the Company has received, the Board of ebookers confirms that it is considering a possible sale of the Company, and preliminary discussions are being held in this regard with several interested parties. However, these discussions are at a very early stage and may or may not lead to an offer being made for the Company.

The Board will make a further announcement as appropriate.

Press enquiries:

ebookers plc	Dinesh Dhamija Michael Healy	+44 (0) 207 489 2239

Credit Suisse First Boston	Simon Taurins Ian Brown	+44 (0) 207 888 8888

This announcement contains certain “forward-looking statements” relating to the Company’s business, intentions or expectations. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors can cause actual events to be materially different from the Company’s current intentions or expectations. Any forward-looking statements speak only as of the date on which they are made and, except as required by the rules of the UK Listing Authority, the City Code on Takeovers and Mergers, the London Stock Exchange and applicable law, the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting only for ebookers and no-one else in connection with this matter and will not regard any other person as its client or be responsible to anyone other than to ebookers for providing the protections afforded to clients of Credit Suisse First Boston (Europe) Limited, nor for giving advice in relation to this or any other matter referred to in this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 9 September 2004

Leigh Grant
Deputy Company Secretary ebookers plc